UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Wind River Systems, Inc.

(Name of Subject Company (Issuer))

APC II Acquisition Corporation

(Offeror)

A Wholly Owned Subsidiary of

Intel Corporation

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

973149107

(CUSIP Number of Class of Securities)

Marty M. Linné, Esq.

Intel Corporation

2200 Mission College Blvd.

Santa Clara, CA 95054-1549

(408) 765-8080

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Robert S. Townsend, Esq.

Morrison & Foerster LLP

425 Market Street

San Francisco, CA 94105-2482

(415) 268-7000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
N/A	N/A

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

Thursday, June 4th, 2009

To: Paul and MCM

CC: Board of Directors

From: Renee James & Arvind Sodhani

Subject: Intel to Acquire Wind River Systems, Inc.

INTEL CONFIDENTIAL, NOT FOR EXTERNAL DISTRIBUTION

***DO NOT DISTRIBUTE TO YOUR STAFF UNTIL AFTER THE NEWS***

We are pleased to announce that Intel has entered into a definitive agreement to acquire Wind River Systems, Inc., headquartered in Alameda, California. Wind River is the leading software vendor for embedded systems and mobile devices and posted revenue of $360M in FY 2009.

Intel will, subject to prior regulatory and shareholder approval, acquire all of Wind River’s outstanding common stock for $11.50 per share, valued at $884 million ($775 inclusive of options and net of cash)

Wind River, founded in 1981, designs and develops operating systems, middleware, and software design tools for a broad spectrum of embedded and mobile devices, making them an excellent fit with Intel’s growth areas. Wind River’s products and technologies can be found in over 500 million devices worldwide and more than 40,000 software developers design with its products.

At the close of the deal, Wind River will operate as a wholly owned subsidiary of Intel, reporting to SSG. The goal is to allow Wind River to operate business-as-usual and minimize disruptions. They will continue to operate out of their current facilities. Additionally, there will be an Intel Program Manager in SSG that will manage the relationship between Intel and Wind River.

Until the program office is fully formed, the transition team contacts include:

• Renee James • Mike Scoggins • Dave Law • Chi Miller	Business Owner HR Legal Finance

If you have questions, please direct them to the transition team.

# # #

Notice to Investors

The tender offer for the outstanding shares of common stock of Wind River has not yet commenced. No statement in this document is an offer to purchase or a solicitation of an offer to sell securities. At the time the tender offer is commenced, Intel Corporation and a wholly-owned subsidiary of Intel Corporation will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and Wind River will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Such materials will be made available to Wind River’s stockholders at no expense to them. In addition, such materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s web site: www.sec.gov.